UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 000-31203

CUSIP NUMBER 64107N206

 [ x ]Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[  ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: June 30, 2019

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

NET 1 UEPS TECHNOLOGIES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Address of Principal Executive Office (Street and Number)

Rosebank, Johannesburg, South Africa
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Net 1 UEPS Technologies, Inc. (the “Company”) has experienced unexpected delays in the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2019 (the “Form 10-K”) within the prescribed time period due to the circumstances described below. The delays could not be eliminated without unreasonable effort or expense.

The Company is delaying the filings of the Form 10-K in order to allow it more time for clarification on various developments in respect of the proposed transactions at Cell C, as this information is expected to significantly impact the carrying value of the Company’s Cell C investment as of June 30, 2019.

The Company currently expects that it will be able to conclude the remaining work in time to file the Form 10-K within the fifteen day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alex M.R. Smith	(2711)	343-2000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $380 million for the fiscal year ended June 30, 2019, down more than 38% compared to the $613 million reported in the prior fiscal year. The decrease in revenue was primarily due to lower contributions received from the Company’s South African operations as a result of the end of its CPS contract with SASSA, which also resulted in fewer SASSA Grindrod-account grant recipients using the South African National Payment System to access their grants; the loss of the Company’s EPE account holders resulting in lower transaction fees; fewer prepaid airtime and value-added services sales; decreases in its insurance and lending activities and lower revenue contributions from South Korea and its International Payments Group business unit; which was partially offset by the inclusion of DNI for the nine months to March 31, 2019, and higher fee and transaction income from the Company’s ATM offerings.

The Company expects to record a net loss for the year ended June 30, 2019, primarily attributable to:

(i) weaker trading conditions experienced (a) as the Company transitions its South African business model following the expiration of the SASSA contract, (b) in South Korea and (c) by its International Payments Group business unit;
(ii) write off of doubtful finance loans receivable related to the non-funding of accounts for a portion of the EPE customer base as a result of the auto-migration of the customer base to the South Africa Post Office account offering during the three months ended December 31, 2018;
(iii) intangible asset and goodwill impairment losses;
(iv) losses recorded from fair value adjustment to our Cell C investment (which is carried at fair value); and
(v) valuation allowances created related to certain of its deferred tax assets, primarily net operating losses.

The foregoing revenue estimates for the fiscal year ended June 30, 2019 are preliminary and unaudited. Revenue presented is as of the time of this filing and, although the Company believes it to be reliable, the revenue presented may be subject to change after the completion of customary year-end processes and reviews. At this time, the Company is unable to estimate its net loss for the fiscal year ended June 30, 2019 for the reasons set forth in Part III above.

Cautionary note regarding forward looking statements
This filing contains forward-looking statements that involve risks and uncertainties. The foregoing statements about expected financial results are forward-looking statements within the meaning of and made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. While these forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond the Company’s control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward- looking statements included in this filing are made only as of the date hereof. The Company does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

NET 1 UEPS TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2019	By:	/s/ Alex M.R. Smith
Alex M.R. Smith
	Title:	Chief Financial Officer